                                                November 29, 2013

Grupo Casa Saba, S.A.B. de C.V.

Per request of the shareholders representing more than 10% of the capital stock of Grupo Casa Saba, S.A.B. de C.V. (the “Company”) the shareholders of the Company are hereby called to attend to the General Ordinary Shareholders Meeting to be held on December 17, 2013, at 12:00 hours, in the building located at Paseo de la Reforma No. 215, 2nd Floor, Lomas de Chapultepec, 11000 México, D.F., in order to discuss the items contained in the following:

AGENDA
ORDINARY SHAREHOLDERS MEETING

I. Presentation, and in its case, approval of the restated financial statements of the Company of the period concluded on December 31, 2011;

II. Acceptance of resignations, appointments proposal, and in its case, ratification of the members of the Board of Directors, as well as the Secretary.

III. Acceptance of resignations, appointments proposal, and in its case, ratification of the members of the Audit Committee and appointment and, in its case, ratification of the President of such committee.

IV. Remuneration for the members of the Board of Directors, the Audit Committee and the Secretary of the Company; and

V. Designation of the delegates who will formalize the resolutions adopted at this meeting.

In order to have the right to attend the Meeting, the Company’s shareholders shall have to provide truthful evidence of the ownership of such shares, at least 48 hours prior to the time set for the meeting, before the Secretary of the Company located at Javier Barros Sierra #540, 4to Piso, Col. Santa Fe, C.P. 01210, México, D.F. To that effect, the shareholders shall have to be registered as such in the Shareholder’s Registry of the Company, which shall be updated in accordance to the certifications issued by S.D. INDEVAL INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, S.A. de C.V., and the complementary lists to which Article 290 of the Securities Market Law refers to.
The share certificates to be deposited in order for its holders to be able to attend the meeting will be returned only after the meeting has been adjourned, against the delivery of the corresponding deposit slip. The shareholders may be represented by attorneys-in-fact, duly appointed by means of power of attorney granted in the form provided by the Company, which shall meet the requirements set forth by Article 49, Section III of the Securities Market Law or by means of a general or special power of attorney granted pursuant to the applicable laws. The mentioned forms are available to the shareholders or their representatives as of this date, in the offices of the Secretary of the Company located at the above-mentioned domicile.

Mexico City, Federal District, November 29, 2013

Manuel Saba Ades
President of the Board of Directors